ROID GROUP, INC.

10246 Black Mountain Rd.,

San Diego, CA 92126

858.365.1737

Thomas Jones

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

February 23, 2021

Re: ROID Group, Inc.

Amendment No. 1 to Registration Statement on Form 10-12G

Filed January 11, 2021

File No. 000-56240

Dear Mr. Jones,

This letter sets forth the response of ROID Group, Inc. (“ROID” or the “Company”) to the Staff’s comment letter received February 4, 2021. Further, we have filed an Amendment No. 1 to the Registration Statement on Form 10-12G, to address the comments as referenced in our responses below.

Registration Statement on Form 10-12G filed January 11, 2021

Cautionary Statements Regarding Forward-Looking Statements, page 4

1. Given your disclosure that you may be an issuer of penny stock and that it appears you are not currently subject to the reporting requirements of the Exchange Act, please delete the references to the statutes you cite here.

Response: the Company has removed the reference to the statutes as requested.

Description of the Business, page 5

2. Please ensure that you have updated the disclosure to the extent practicable. For example, we note the disclosure in the last two paragraphs on page 7 about the "current price" and the yield percentages are the same as the prices and percentages mentioned on pages 32 and 33, respectively, of Amendment No. 5 to Registration Statement on Form S-1 filed by Roid Group, Inc. on November 6, 2015.

Response: the Company has updated the disclosures.

Plan of Operations, page 10

3. Please include the information missing from the chart on page 10. For example, the chart does not indicate which month the small factory would be set up.

Response: The Company has reloaded the proper table to include the missing information.

Risk Factors, page 12

4. Please include a risk factor to highlight the disclosure on page 35 that the disclosure controls and procedures were not effective.

Response: The Company has added the requested disclosure.

Directors and Executive Officers, page 24

5. Please provide the disclosure required by Item 401 of Regulation S-K concerning Myoungae Cha.

Response: Ms. Myoungae Cha, is the corporate secretary and not an Officer of the Company.

6. Please disclose the information required by Item 401 of Regulation S-K with respect to the individuals covered by Exhibits 10.5 and 10.6, or tell us why you believe disclosure is not required.

Response: The Company does not believe disclosure is necessary as the employment agreements have expired and those persons are not expected to make a significant contribution to the business.

Executive Compensation, page 27

7. Please update your disclosure to reflect the most recently completed fiscal year.

Response: The Company has updated to include the most recent completed fiscal year.

8. Please reconcile your disclosure on page 27 that you have no employment contracts, compensatory plans or arrangements to your references on page 37 to employment agreements filed as exhibits.

Response: The Company’s employment agreements do not contain payments to any executive officer due to her resignation, retirement or other termination of employment.

9. Please reconcile the disclosure on page 27 that the officers do not receive compensation for their services with your disclosure in the first paragraph on page 29 that you had outstanding paychecks to an officer.

Response: The outstanding paychecks are better described as payables outstanding and have been updated accordingly.

Item 13. Financial Statements and Supplementary Data, page 33

10. Please revise to include interim financial statements as required by Rules 8-03 and 8-08 of Regulation S-X. In addition, revise your Management's Discussion and Analysis and other relevant sections of the filing to provide updated financial information.

Response: The Company has updated its financials to the year ended 12.31.20.

Management’s Report on Internal Control over Financial Reporting, page 35

11. Revise Management’s Report on Internal Control over Financial Reporting to clearly disclose the version of the COSO framework that was used by management when performing its evaluation - e.g., Internal Control Integrated Framework (2013).

Response: The Company has added a clear disclosure stating that it based its assessment off of the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013.

Signatures, page 38

12. Please delete the second paragraph of text on the Signatures page.

Response: the Company has deleted the second paragraph.

ROID Group, Inc.

/s/ Dr. Kwanghyun Kim
Dr. Kwanghyun Kim – CEO and Director